Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
28 July 2008
Results of voting at Randgold Resources Extraordinary General Meeting
The extraordinary general meeting of Randgold Resources was held on 28 July 2008.
The final proxy voting figures are shown below:

	FOR	AGAINST	ABSTENTIONS
SPECIAL RESOLUTION 1
Approve Restricted Share Scheme	56,174,450	13,501,425	682,911
The special resolution to approve the Restricted Share Scheme achieved the required two-thirds majority and was therefore passed.

Randgold Resources enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	email: randgoldresources@dpapr.com
Website: www.randgoldresources.com